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                                Exhibit (d)(6)(i)

                            WAIVER OF PREMIUM BENEFIT

1.  THE BENEFIT

DISABILITY BEFORE AGE 60. If total disability of the Insured starts on or before the policy anniversary nearest his 60th birthday, the Company will waive all premiums that come due on the policy as long as the total disability continues.

DISABILITY AFTER AGE 60. If total disability of the Insured starts after the policy anniversary nearest his 60th birthday, the Company will waive those premiums that come due on the policy as long as the total disability continues, but only to the policy anniversary that is nearest his 65th birthday.

PREMIUM WAIVED ON AN ANNUAL BASIS. Even if premiums have been paid every 3 or 6 months, a premium waived on a policy anniversary will be an annual premium.

REFUND OF PREMIUM. The Company will refund that portion of a premium paid which applies to a period beyond the policy month in which the total disability began.

PREMIUM FOR BENEFIT. The premium for this Benefit is shown on page 3.

2.  TOTAL DISABILITY

DEFINITION OF TOTAL DISABILITY. A total disability is one which prevents the Insured from engaging in an occupation. For the first 24 months of total disability, an occupation is the one that the Insured had at the time he became disabled. After 24 months, an occupation is one for which the Insured is qualified by education, training or experience. Due regard will be given to his vocation and earnings before he became disabled.

DISABILITIES COVERED BY THIS BENEFIT. Premiums are waived for total disability only if:

    * the Insured becomes disabled while this Benefit is in force;

    * the disability results from an accident that occurs, or from a sickness that first appears, while this Benefit is in force; and

    * the disability lasts for at least six months.

PRESUMPTIVE TOTAL DISABILITY. Even if the Insured is able to work, he will be considered totally disabled if he incurs the total and irrecoverable loss of any of the following:

    * Sight of both eyes

    * Use of both hands

    * Use of both feet

    * Use of one hand and one foot

    * Speech

    * Hearing in both ears

    The loss must be the result of an accident that occurs, or from a sickness that first appears, while this Benefit is in force.

3.  PROOF OF DISABILITY

    Before any premium is waived, proof of total disability must be given to the Company within one year from the start of disability. However, the claim will not be affected if the proof is given as soon as reasonably possible.

4.  PROOF THAT DISABILITY HAS CONTINUED

    Proof that the total disability has continued may be required once a year. If the proof is not given when it is required, no more premiums will be waived. Proof will not be required that the disability continues beyond the policy anniversary that is nearest the 65th birthday of the Insured.

5.  PAYMENT OF PREMIUMS

    A premium that comes due while the Insured is disabled, but before the Company has approved the claim, is payable and should be paid. A premium that is paid and later waived will be refunded. A premium that is not paid will be waived if the total disability began before the end of the grace period.

6.  TERMINATION OF BENEFIT

    This Benefit will terminate on the policy anniversary that is nearest the 65th birthday of the Insured, unless he has been totally disabled since the policy anniversary that is nearest his 60th birthday. It will terminate earlier:

    * when the policy terminates.

    * when the policy becomes extended term or paid-up insurance.

    * when the Owner's written request is received at the Home Office.


                      /s/ Peter W. Bruce

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                          Secretary
                 THE NORTHWESTERN MUTUAL LIFE
                       INSURANCE COMPANY